

November 29, 2011

Via Email
Dhiya El-Saden
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, CA 90071

> **Re:** **PDL BioPharma, Inc.**
> **Schedule TO-I**
> **Response letter dated November 23, 2011**
> **Filed November 15, 2011**

Dear Mr. El-Saden:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed your response letter dated November 23, 2011 addressing comments issued on November 17, 2011 with respect to the filing listed above. We have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in your filing.

General

1. Refer to comments 1-3 in our original comment letter dated November 17, 2011. In your responses to those comments, you express the view that the financial statements required pursuant to Item 10 of Schedule To and Item 1010 of Regulation M-A are not required in the filing, but have been incorporated by reference "for informational purposes" only. We are not persuaded that financial statements are not material in the context of this offer. As you know, you fall

outside the "safe harbor" for omission of financial statements set forth in Instruction 2 to Item 10 of Schedule TO. In several places in the offering memorandum, including where you discuss the fact that the Company is not making a recommendation to note holders with respect to the offer, you advise holders to read both the offering memorandum "and the other documents incorporated by reference" in making a tender decision. This would seem to indicate that such information is material. In addition, one of the risk factors in the offering memorandum (on page 18) specifically advises that the accounting rules applicable to the new notes differ because the new notes may be settled in cash, and notes that this change "will impact our financial results." As we've indicated in our prior comments, while you may incorporate by reference financial statements provided in previously-filed periodic reports, you must provide the summary financial statements required by Item 1010(c) of Regulation M-A in the disclosure document that is disseminated to note holders.

2. See comment 3 in our original comment letter and your response. Note that the 10% materiality threshold in Item 503(d) of Regulation S-K that you cite is not applicable since you are not receiving proceeds in the offer. If you continue to believe presenting pro forma ratios of earnings to fixed charges is not material to note holders, tell us why.

3. Refer to comment 3 in our original comment letter. We continue to believe pro forma information required by Item 1010(b) of Regulation M-A may be material to note holders and would provide more information and greater transparency than the existing Capitalization table on page 27. For example, pro forma financial information under Item 1010(b) provides note holders with the detailed impact on your balance sheet, income statements, and EPS and would explain in a footnote how/why you are allocating debt and equity for the new notes, the nature of items impacting earnings and how they were computed, your accounting treatment for the $990,000 estimated fees and expenses associated with this offer, and the computations supporting diluted EPS. Please refer to Article 11 of Regulation S-X for guidance on presenting pro forma financial information.

4. In connection with Comments 2 and 3 above concerning pro forma financial information, please be mindful that the absence of quantitatively material changes from the related historical amounts may in itself provide useful information to note holders. Where the pro forma impact is quantitatively immaterial, you might consider merely disclosing that those pro forma measures do not differ materially from the historical amounts, in which case please provide us your analysis supporting that conclusion.

Dhiya El-Saden, Esq.
Gibson, Dunn & Crutcher LLP
November 29, 2011

5. As previously requested, in your response letter, tell us how you will disseminate the amended disclosure in a manner reasonably calculated to inform target note holders about the new information.

Please do not hesitate to contact me at 202-551-3263 with any questions about the above comments or any other matters related to your filing.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions